Apparent Energy, Inc.

ANNUAL REPORT



295 East Main St #17
Ashland, OR 97520

This Annual Report is dated December 31, 2017.

BUSINESS

Business Description

Apparent Energy's vision is to be a world leader in the simplicity of design and the effective implementation of innovative, alternative energy systems and products that dramatically improve how energy is harvested, utilized, managed, monitored, and stored, resulting in better performance and thereby using less energy. In other words, the company's products are so intuitive that anyone can utilize them. Apparent Energy's ongoing aim is to capture the enthusiastic attention of consumers, businesses, and governments worldwide.

The company's ultimate goal is to create a world where energy is as readily accessible and easily utilized as air. Apparent Energy will accomplish this objective by continually improving energy efficiency, lowering costs, and reducing environmental impact while maintaining the highest quality standards.

Apparent Energy's teams design products that manage and optimize energy use. The company's innovative energy solutions include its proprietary charge controller (Dielectric Charge Controller, with patent pending), and the latest evolution in solar panels, and other key energy components. Apparent Energy has also developed a patented, highly efficient electric motor that runs without the use of magnets or a shaft as used in other electric motors. The motor can be scaled from very small to very large (for example, for use with small drones or very large delivery vehicles) and made from a variety of materials including lightweight durable plastic. This remarkable motor has moved from idea to design to implementing a working prototype.

By way of background, Apparent Energy was founded in Ashland, Oregon as an L.L.C. in 2012 and incorporated in the State of Nevada in 2013. The company operates from an office and engineering lab in Ashland, Oregon.

Of particular note, the Indian government is pushing manufacturers to convert rickshaws from gasoline to electric. Apparent Energy Officers and Engineers visited India in 2016 and began discussions with manufacturers to propose a cutting edge, cost-effective solution to significant players in the rickshaw industry to revolutionize the industry for manufacturers and drivers.

Previous Offerings

- May 22, 2017, Regulation D, 1200000 Common stock. Use of proceeds: The net proceeds from the sale of the Shares under this offering were used for: (i) research and development; (ii) marketing; (iii) general and administrative expenses; and (iv) general corporate purposes. Development activities will include, but will not be limited to, product development, third party engineer reviews, legal patent fees, and establishing relationships with vendors

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2017 Compared to 2016

In 2017, as with 2016, we were in the Research and Development phase and did not generate any revenues. In 2017 the Company produced our first prototypes for our charge controller and anticipate additional prototypes to be produced and tested in 2018, we anticipate this resulting in getting our first controller to market by end of 2018. Based on our forecasting, we will require additional funding to operate the business without revenue generation.

The Company's major expenses are employee salaries related to our research and development, as well as consulting expenses. Our second largest expense is the purchase of parts and supplies for testing and building, as the engineers try to break what they have built to see how far they are able to push our products above competitors. Finally, we have endured legal expenses associated with our patents.

Liquidity and Capital Resources

At December 31, 2017, the Company had cash of $68,901. [*The Company intends to raise additional funds through an equity financing.*]

The Company is currently generating operating losses and requires a infusion of capital to continue business operations including finishing the design and implementation of our Dielectric Charge Controller. We will seek to raise additional capital in the event of needing to move more quickly in the marketplace against a competitor or with one of our other patented products or to meet other essential growth goals.

The use of such proceeds will include work to finalize intended partnerships, finish the work on the current products, begin manufacturing product runs, and pursuing third party verification of our technology.

Debt

The Company has outstanding loans for $196,500 payable to investors. The loans have been issued in compliance with all Regulations, and do not currently bear interest at 3% per annum, and a repayment schedule, if applicable, has not been determined. The Company has outstanding payables of $55,700.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Bill Patridge	President & CEO
Hani Hajje	Founder and Board Member
Nick Baida	Vice President of Product Development
Nagaraj Murthy	Director
William Go	Director
Brett B	Investor

Bill Patridge
Over a career that spans four decades, Bill has served as President and CEO of four privately held companies, which he later took public on NASDAQ: Future Communities, a building conglomerate, Growth Sciences, a scientific and research development company, Patco Industries, a law enforcement products company, and Applied Laser Systems. Bill was directly responsible for raising over $30,000,000 for Applied Laser Systems. Since 2014 Bill has been the President and CEO of Apparent Energy. He is also President & CEO of Hedgebrook Inc., a shell company, from 2012 - Present

Hani Hajje
Hani Hajje is an engineer and serial entrepreneur. Hani started his first e-commerce software company Power Solutions, Inc. in 1995 and had a success exit. Hani later joined a payment processing company Merchant e-Solutions and was on the executive team till they sold in 2012. Hani is a co-founder of Apparent Energy and has been a board member of the company since 2012.

Nick Baida
Nick Baida is the owner of 7 businesses. Since Nick became an Officer of the Company in August 2017, the Company has moved forward in a positive note by creating structure and teamwork to achieve our goals. Nick is also one of the creators behind our patents. Nick has been the CEO and owner of Sunshine Large Load Laundry since 2007 - Present, and NBC Incorporated, a company that buys and sells houses, for profit, since 1998 - Present.

Nagaraj Murthy

Nagaraj Murphy has been a board member since 2014. He is a dentist that practicing in Southern California and an investor in various companies.

William Go

William Go started as an engineer with Cisco Systems. Since that time he has worked in the investment world managing investments. Since 2014 William Go has been a managing partner of Johnny Carino's restaurant chain. William Go has been a board member of Apparent Energy since 2017.

Brett B

Brett helped found the company and is now working on his own projects and businesses

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2017, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name of Beneficial Owner	Amount and nature of Beneficial ownership	Percent of class
Common Stock	Nagaraj Murthy	560,000 shares	22.00%
Common Stock	Hani Hajje Living Trust	589,000 shares	23.10%
Common Stock	Brett Belan	585,000 shares	23.00%
Common Stock	William Patridge	264,000 shares	10.40%
Common Stock	All Directors and Officers	1,998,000 shares	78.50%

RELATED PARTY TRANSACTIONS

Stockholders and potential stockholders / related parties have provided funds throughout the years to the Company. These funds are convertible to Common Stock at the request of the investor. As of December 31st, 2017, notes of $196,500 were included on the balance sheet.

Leases: The Company leases office space on verbal month to month terms from Hani Hajje, one of the Company's original founders, stockholder and director. As of December 31, 2017, the monthly lease includes $500 base rent plus utilities, insurance and taxes. For the years ended December 31, 2017, 2016, and 2015, the Company incurred a total out of pocket expense of 7,843, $6,900 and $7,867 respectively, under this lease agreement.

OUR SECURITIES

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2017, 2,545,800 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 17, 2019.

Apparent Energy



By   /s/   EC9E8803B5A84D5...

Name: William Patridge

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, William Patridge, Principal Executive Officer of Apparent Energy, hereby certify that the financial statements of Apparent Energy included in this Report are true and complete in all material respects.

DocuSigned by:

EC9E8803B5A84D5...

Principal Executive Officer

Enervolt

BALANCE SHEET COMPARISON

As of December 31, 2017

		TOTAL	
	AS OF DEC 31, 2017	AS OF DEC 31, 2016 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Master Account (4506)	4,264.35	1,638.64	2,625.71
Peoples General Account	62,036.31		62,036.31
Peoples Holding Account	2,600.00		2,600.00
Total Bank Accounts	**$68,900.66**	**$1,638.64**	**$67,262.02**
Other Current Assets			
Deferred Tax Asset	0.00	146,000.00	-146,000.00
Payroll Refunds	0.00	0.00	0.00
Prepaid Expenses	0.00		0.00
Uncategorized Asset	-475.00		-475.00
Total Other Current Assets	**$ -475.00**	**$146,000.00**	**$ -146,475.00**
Total Current Assets	**$68,425.66**	**$147,638.64**	**$ -79,212.98**
Fixed Assets			
Accumulated Depreciation	-1,142.00	-1,142.00	0.00
Buildout	6,982.00	6,982.00	0.00
Furniture & Equipment	7,148.85	7,148.85	0.00
Patents	62,109.50	49,338.00	12,771.50
Accumulated Amortization	-1,426.00	-1,426.00	0.00
Total Patents	**60,683.50**	**47,912.00**	**12,771.50**
Total Fixed Assets	**$73,672.35**	**$60,900.85**	**$12,771.50**
Other Assets			
Loans made	5,500.00		5,500.00
Total Other Assets	**$5,500.00**	**$0.00**	**$5,500.00**
TOTAL ASSETS	**$147,598.01**	**$208,539.49**	**$ -60,941.48**

Enervolt

BALANCE SHEET COMPARISON

As of December 31, 2017

	TOTAL		
	AS OF DEC 31, 2017	AS OF DEC 31, 2016 (PY)	CHANGE
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	36,156.00	13,703.00	22,453.00
Total Accounts Payable	**$36,156.00**	**$13,703.00**	**$22,453.00**
Credit Cards			
Credit Cards Payable	8,835.80	5,603.49	3,232.31
Total Credit Cards	**$8,835.80**	**$5,603.49**	**$3,232.31**
Other Current Liabilities			
Direct Deposit Payable	0.00	0.00	0.00
Expenses due to Shareholders	8,708.77		8,708.77
Other Current Liabilities	10,700.47	1,340.00	9,360.47
Payroll Liabilities			
Federal Taxes (941/944)	4,570.64	5,561.68	-991.04
Federal Unemployment (940)	252.00	197.07	54.93
OR Employment Taxes	425.90	305.83	120.07
OR Income Tax	1,195.94	1,427.48	-231.54
Total Payroll Liabilities	**6,444.48**	**7,492.06**	**-1,047.58**
Reserve Line	0.00		0.00
Total Other Current Liabilities	**$25,853.72**	**$8,832.06**	**$17,021.66**
Total Current Liabilities	**$70,845.52**	**$28,138.55**	**$42,706.97**
Long-Term Liabilities			
Shareholder Notes Payable	187,800.00	50,000.00	137,800.00
Total Long-Term Liabilities	**$187,800.00**	**$50,000.00**	**$137,800.00**
Total Liabilities	**$258,645.52**	**$78,138.55**	**$180,506.97**
Equity			
Common Stock	25,458.00	735,725.00	-710,267.00
N/P Related Parties	0.00	0.00	0.00
Paid in Capital	1,246,267.00	0.00	1,246,267.00
Paid in Capital- SBC	1,896,654.38		1,896,654.38
Retained Earnings	-788,024.06	-290,807.52	-497,216.54
Net Income	-2,491,402.83	-314,516.54	-2,176,886.29
Total Equity	**$ -111,047.51**	**$130,400.94**	**$ -241,448.45**
TOTAL LIABILITIES AND EQUITY	**$147,598.01**	**$208,539.49**	**$ -60,941.48**

Enervolt

PROFIT AND LOSS COMPARISON

January - December 2017

	TOTAL		
	JAN - DEC 2017	JAN - DEC 2016 (PY)	CHANGE
Income			
Bank Test	0.00	1.15	-1.15
Total Income	**$0.00**	**$1.15**	**$ -1.15**
Cost of Goods Sold			
Subcontractors - COS	4,380.00		4,380.00
Supplies & Materials - COGS	19,025.00		19,025.00
Total Cost of Goods Sold	**$23,405.00**	**$0.00**	**$23,405.00**
GROSS PROFIT	**$ -23,405.00**	**$1.15**	**$ -23,406.15**
Expenses			
Advertising		163.62	-163.62
Amortization		1,426.00	-1,426.00
Bank Charges	848.25	175.68	672.57
Commissions & fees	5,696.75		5,696.75
Consulting	204,055.29	64,637.50	139,417.79
Cost of Labor	2,280.00	3,075.00	-795.00
Depreciation		-792.00	792.00
Dues & Subscriptions	6,063.70	1,428.69	4,635.01
Interest Expense	421.98		421.98
Job Materials	767.11	829.70	-62.59
Legal & Professional Fees	34,960.00	2,133.10	32,826.90
marketing	11,859.00	2,032.03	9,826.97
video production	3,300.00		3,300.00
Web design	1,794.00		1,794.00
Total marketing	**16,953.00**	**2,032.03**	**14,920.97**
Meals and Entertainment	5,603.72	8,427.97	-2,824.25
Office Expenses	4,836.29	5,536.52	-700.23
Payroll Expenses	127.42		127.42
Taxes	23,179.16	16,968.94	6,210.22
Wages	244,266.72	208,575.69	35,691.03
Total Payroll Expenses	**267,573.30**	**225,544.63**	**42,028.67**
Rent or Lease	16,802.92	8,234.66	8,568.26
Repair & Maintenance	1,779.49	360.00	1,419.49
Research & Development	17,852.06	32,479.54	-14,627.48
Solar	5,650.31	2,425.94	3,224.37
Subcontractors	3,967.18	1,364.48	2,602.70
Total Research & Development	**27,469.55**	**36,269.96**	**-8,800.41**
Shipping and delivery expense	1,805.54	58.08	1,747.46
State Tax	150.00		150.00
Stationery & Printing	285.96	149.70	136.26
Stock Based Compensation	1,713,954.38		1,713,954.38

Enervolt

PROFIT AND LOSS COMPARISON

January - December 2017

	TOTAL		
	JAN - DEC 2017	JAN - DEC 2016 (PY)	CHANGE
Subcontractors	892.09	200.00	692.09
Taxes & Licenses	450.68	3,447.38	-2,996.70
Travel	5,941.06	33,897.01	-27,955.95
Travel Meals	897.22	13.18	884.04
Uncategorized Expense	99.99	73.45	26.54
Utilities	1,409.56	1,195.83	213.73
Valuation allowance	146,000.00		146,000.00
Total Expenses	**$2,467,997.83**	**$398,517.69**	**$2,069,480.14**
NET OPERATING INCOME	$ -2,491,402.83	$ -398,516.54	$ -2,092,886.29
Other Expenses			
Deferred Tax Benefit		-84,000.00	84,000.00
Total Other Expenses	**$0.00**	**$ -84,000.00**	**$84,000.00**
NET OTHER INCOME	$0.00	$84,000.00	$ -84,000.00
NET INCOME	$ -2,491,402.83	$ -314,516.54	$ -2,176,886.29